[Company Letterhead]

May 12, 2014

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Parsley Energy, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 5, 2014 File No. 333-195230

Ladies and Gentlemen:

Set forth below are the responses of Parsley Energy, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 9, 2014, with respect to Amendment No. 1 to Registration Statement on Form S-1, File No. 333-195230, filed with the Commission on May 5, 2014 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amendment No. 1 to Registration Statement on Form S-1 unless otherwise specified.

Amendment No. 1 to Registration Statement on Form S-1

Use of Proceeds, page 50 (as provided supplementally on May 7, 2014)

1.	Based on the newly provided estimated midpoint, it appears that remaining net proceeds will total approximately $258 million. You disclose that these proceeds will be used “for general corporate purposes, including to fund a portion of our exploration and development program.” Revise to provide additional details regarding the intended uses for this substantial portion, as we previously requested in comment 9 of our letter to you dated January 17, 2014. For example, please separately break out the amount to be used to fund the exploration and development program. See Item 504 of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and note that the entirety of the remaining net proceeds will be used to fund a portion of our exploration and development program. We propose to include the revised disclosure attached hereto as Annex A in a future amendment to the Registration Statement.

Securities and Exchange Commission

May 12, 2014

Oil and Gas Data, page 94

Proved Undeveloped Reserves, page 97

2.	We note your response to prior comment 4 in our letter dated April 24, 2014. Please revise to provide disclosure explaining the nature of the $189.5 million of development costs incurred in 2013 that did not relate to the development of proved undeveloped reserves.

RESPONSE:

We acknowledge the Staff’s comment. We propose to include the revised disclosure attached hereto as Annex B in a future amendment to the Registration Statement.

Committees on the Board of Directors, page 116

3.	Please revise to disclose the committee membership information, once it is available. See comment 12 from our letter to you dated January 17, 2014.

RESPONSE:

We acknowledge the Staff’s comment. We propose to include the revised disclosure attached hereto as Annex C in a future amendment to the Registration Statement.

Pro Forma Consolidated Financial Statements

Pro Forma Consolidated and Combined Balance Sheet, page F-4

4.	We note pro forma adjustment (g) for the OGX Acquisition. Please tell us why the inclusion of pro forma adjustments are appropriate for this transaction pursuant to Rule 11-01 of Regulation S-X and, if appropriate, include it in your list of transactions for which pro forma financial statements are presented on page F-2. Additionally, it does not appear that the related pro forma entries should be included under the “Offering” column heading, as this transaction does not appear to be directly attributable to your offering.

RESPONSE:

We acknowledge the Staff’s comment. Consistent with a May 9, 2014 telephonic discussion with the Staff, we propose to include the revised disclosure attached hereto as Annex D in a future amendment to the Registration Statement.

Exhibits

5.

We note your response and reissue prior comment 6 from our letter to you dated April 24, 2014. If the version of the agreement you filed as Exhibit 10.2 is the final executed version, please revise the exhibit index to make clear that the agreement as executed omits certain schedules and exhibits referenced in the agreement. Similarly, if

Securities and Exchange Commission

May 12, 2014

you intend to file exhibit 10.16 pursuant to Item 601(b)(2) of Regulation S-K, please revise the exhibit numbering to make this clear and include the information the last sentence of Item 601(b)(2) requires. In any case, please be sure to include all missing schedules and exhibits for all exhibits you file pursuant to Item 601(b)(10) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and we will refile Exhibit 10.2 with all missing schedules and exhibits, as well as the remaining exhibits in a future amendment to the Registration Statement. In addition, we propose to revise the exhibit numbering to reflect that we intend to file Exhibits 10.16 and 10.17 pursuant to Item 601(b)(2) of Regulation S-K and to include the information the last sentence of Item 601(b)(2) requires in a future amendment to the Registration Statement as reflected in Annex E hereto.

Additional Supplemental Response

Upon further review of Amendment No. 1, we identified and corrected errors in our accrual for earned oil, natural gas and natural gas liquids production previously reported in our financial statements for the period ended March 31, 2014 included in Amendment No. 1. We assessed the materiality of the errors in accordance with the SEC guidance on considering the effects of misstatements based on an analysis of quantitative and qualitative factors. Based on this analysis, we determined that the errors were immaterial to the three months ended March 31, 2014. We have reflected the correction of these prior period errors in the period in which they originated and revised our condensed consolidated and combined balance sheet and statements of operations and changes in members’ equity as of and for the three months ended March 31, 2014. We propose to file the revised disclosure related to these revisions attached hereto as Annex F in a future amendment to the Registration Statement.

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Securities and Exchange Commission

May 12, 2014

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Doug McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613 or Matthew Pacey of Vinson & Elkins L.L.P. at (713) 758-4786.

Very truly yours,

Parsley Energy, Inc.

By:	/s/ Colin Roberts
Name:	Colin Roberts
Title:	General Counsel

Enclosures

cc:

Ryan Dalton, Parsley Energy, Inc.

Douglas E. McWilliams, Vinson & Elkins LLP

Matthew R. Pacey, Vinson & Elkins LLP

J. Michael Chambers, Latham & Watkins LLP

Keith Benson, Latham & Watkins LLP